Mercedes-Benz Auto Lease Trust 2020-B
Investor Report

Collection Period Ended   30-Sep-2020

Amounts in USD

Dates

Collection Period No.	1	
Collection Period (from... to)	1-Aug-2020	30-Sep-2020
Determination Date	13-Oct-2020	
Record Date	14-Oct-2020	
Payment Date	15-Oct-2020	
Interest Period of the Class A-1 Notes (from... to)	23-Sep-2020	15-Oct-2020	Actual/360 Days	22
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 10/15/202	23-Sep-2020	15-Oct-2020	30/360 Days	22

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,000,000.00	157,000,000.00	106,128,771.60	50,871,228.40	324.020563	0.675979
Class A-2 Notes	420,000,000.00	420,000,000.00	420,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	345,000,000.00	345,000,000.00	345,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	88,120,000.00	88,120,000.00	88,120,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,010,120,000.00**	**1,010,120,000.00**	**959,248,771.60**	**50,871,228.40**		
Overcollateralization	171,309,810.94	171,309,810.94	183,846,401.23			
Total Securitization Value	**1,181,429,810.94**	**1,181,429,810.94**	**1,143,095,172.83**			
present value of lease payments	510,088,176.38	510,088,176.38	470,222,340.85			
present value of Base Residual Value	671,341,634.56	671,341,634.56	672,872,831.98			

	Amount	Percentage
Initial Overcollateralization Amount	171,309,810.94	14.50%
Target Overcollateralization Amount	186,075,195.22	15.75%
Current Overcollateralization Amount	183,846,401.23	15.56%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.184160%	17,669.13	0.112542	50,888,897.53	324.133105
Class A-2 Notes	0.310000%	79,566.67	0.189444	79,566.67	0.189444
Class A-3 Notes	0.400000%	84,333.33	0.244444	84,333.33	0.244444
Class A-4 Notes	0.500000%	26,925.56	0.305556	26,925.56	0.305556
Total		**208,494.69**		**$51,079,723.09**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,122,358,320.39**	**1,122,358,320.39**	**1,084,023,682.28**

Available 2020-B Collections

Lease Payments Received	41,991,718.85
Net Sales Proceeds-early terminations (incl Defaulted Leases)	10,865,677.06
Net Sales Proceeds-scheduled terminations	191,016.78
Excess wear and tear included in Net Sales Proceeds	5,264.93
Excess mileage included in Net Sales Proceeds	21,071.21
Subtotal	**53,048,412.69**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	360.08
Total Available Collections	**53,048,772.77**

Distribution on the Exchange Note

(1) Total Servicing Fee	1,969,049.68
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.51%)	349,801.68
(3) Exchange Note Principal Distributable Amount	50,729,921.41
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	0.00
Total Distribution	**53,048,772.77**

Available Funds ABS Notes

Total Exchange Note Payments	51,079,723.09
Reserve Account Draw Amount	0.00
Total Available Funds	**51,079,723.09**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	208,494.69
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	50,871,228.40
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	0.00
Total Distribution	**51,079,723.09**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,969,049.68	1,969,049.68	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	208,494.69	208,494.69	0.00
thereof on Class A-1 Notes	17,669.13	17,669.13	0.00
thereof on Class A-2 Notes	79,566.67	79,566.67	0.00
thereof on Class A-3 Notes	84,333.33	84,333.33	0.00
thereof on Class A-4 Notes	26,925.56	26,925.56	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	208,494.69	208,494.69	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	50,871,228.40	50,871,228.40	0.00
Principal Distribution Amount	50,871,228.40	50,871,228.40	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,907,149.05
Reserve Fund Amount - Beginning Balance	5,907,149.05
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	38.74
minus Net Investment Earnings	38.74
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,907,149.05
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	38.74
Net Investment Earnings on the Exchange Note	
Collection Account	321.34
Investment Earnings for the Collection Period	360.08

Notice to Investors

Note 1:
The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:
Class A-1 Notes $157M (12.7%), Class A-2 Notes $420M (34.0%), Class A-3 Notes $345M (27.9%), Class A-4 Notes $88M (7.1%), Certificates $225M (18.2%), Total $1,235M (100.0%*). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $61,737,872.59, according to Regulation RR.
*Percentages don't add up due to rounding.

Note 2:
74 accounts with an outstanding securitization value of $3,069,987.53 did not have a monthly payment scheduled for the current Collection Period.

Note 3:
In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, initially estimated not to exceed three months and currently extended to a maximum of five months, with the deferred payments due at the end of the lease term. In addition, the Servicer may grant lease extensions beyond the scheduled lease termination date and, in some cases, waivers of monthly payments during the extension period. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral or waiver. The Servicer is also implementing a phased resumption of collection activities, including repossessions, that have been temporarily curtailed in response to the COVID-19 pandemic. Additional relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,181,429,810.94	28,897
Securitization Value beginning of Collection Period	1,181,429,810.94	28,897
Principal portion of lease payments	28,910,625.25	
Terminations- Early	8,092,402.10	
Terminations- Scheduled	61,987.14	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,269,623.62	
Securitization Value end of Collection Period	1,143,095,172.83	28,662

Pool Factor	96.76%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.67%
Weighted Average Remaining Term (months)	27.02	26.09
Weighted Average Seasoning (months)	11.38	12.29
Aggregate Base Residual Value	775,726,981.78	769,187,228.73
Cumulative Turn-in Ratio		56.02%
Proportion of base prepayment assumption realized life to date		129.19%
Actual lifetime prepayment speed		0.41%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,141,666,469.83	28,630	99.88%
31-60 Days Delinquent	1,135,544.51	26	0.10%
61-90 Days Delinquent	293,158.49	6	0.03%
91-120 Days Delinquent	0.00	0	0.00%
Total	1,143,095,172.83	28,662	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.026%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,268,712.19	31	1,268,712.19	31
Liquidation Proceeds	1,333,552.46		1,333,552.46	
Recoveries	0.00		0.00	
Principal Net Credit Loss / (Gain)	(64,840.27)		(64,840.27)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.033)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.033)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	(0.005)%
Average Net Credit Loss / (Gain)	(2,091.62)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	8,155,300.67	203	8,155,300.67	203
Sales Proceeds and Other Payments Received	9,693,965.63		9,693,965.63	
Residual Loss / (Gain)	(1,538,664.96)		(1,538,664.96)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.794)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.794)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value	(0.130)%
Average Residual Loss / (Gain)	(7,579.63)